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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)




                                  Anacomp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    03237E108
                              ---------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
      --------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2003
                   --------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------------
         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
------------------- ----------------------------------                          ---------------------------------------------------
CUSIP NO.           03237E108                                   13D/A                                                  PAGE 2 OF 5
------------------- ----------------------------------                          ---------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                                          ###-##-####
-----------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (A)    [ ]

                                                                                                                 (B)    [ ]
-----------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
          ----------------
4         SOURCE OF FUNDS*

          PF-OO**
-----------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         419,356***
                                 --------------------------------------------------------------------------------------------------
                                 8       SHARED VOTING POWER

           NUMBER OF                     238,637***
            SHARES               --------------------------------------------------------------------------------------------------
         BENEFICIALLY            9       SOLE DISPOSITIVE POWER
           OWNED BY
             EACH                        366,726***
           REPORTING             --------------------------------------------------------------------------------------------------
            PERSON               10      SHARED DISPOSITIVE POWER
             WITH
                                          291,267***
-----------------------------------------------------------------------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          657,993***
-----------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]


-----------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.31%

-----------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN-IA-OO**
-----------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D AND IN AMENDMENT NO. 1. ***SEE RESPONSE TO ITEM 5(b) IN THE ORIGINAL SCHEDULE 13D AND IN AMENDMENT NO. 1.


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                                                                     Page 3 of 5


             AMENDMENT NO. 2 TO THE ORIGINAL REPORT ON SCHEDULE 13D

INTRODUCTION

         This constitutes Amendment No. 2 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated February 21, 2002 (the "Statement") relating to the Class A Common Stock, par value $.01 per share (the "Shares") of Anacomp, Inc. (the "Company"). The Company has its principal executive offices at 12365 Crosthwaite Circle, Poway, California 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and restated in its entirety as follows:

         The Shares Miller may be deemed to beneficially own were acquired pursuant to the terms of the Plan on account of a restructuring by the Company whereby the former Note holders became owners of 99.9% of the current outstanding Shares of the Company. Pursuant to the Plan, on January 1, 2002, Miller was designated a member of the Company's board of directors. Miller has ceased to be a member of the Company's board of directors. Miller believes that
(a) the common stock of the Company is significantly undervalued, (b) steps taken by the Company to date to enhance stockholder value have been insufficient and (c) management of the Company must take further immediate steps to enhance stockholder value. Miller has now decided that it would be in his best interest, and those of other stockholders, to attempt to influence the business strategies and operations of the Company.

         Miller believes that the management of the Company is failing to take steps to enhance stockholder value, such as through a stock repurchase plan. Miller believes that available cash should be used to fund a stock repurchase plan.

         As part of Miller's plan to enhance stockholder value, Miller delivered a Notice of Director Nominations and Proposal of Business to the Company on September 25, 2003 (the "Notice"), substantially in the form attached hereto and hereby incorporated by reference as Exhibit 99.6. Pursuant to the Notice, Miller nominated the individuals listed therein for election to the Company's board of directors at the 2004 Annual Meeting of Stockholders (the "Nominees"). Miller believes that the Nominees will support decisive actions to enhance stockholder value.

         Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.






ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and restated in its entirety as follows:


         Exhibit        Document
         -------        --------

          99.1* Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
                   Ohio).

          99.2*    Operating Agreement of Milfam LLC, dated December 10, 1996.

          99.3*    Milfam I, L.P. Partnership Agreement, dated December 11,
                   1996.

          99.4*    Milfam II, L.P. Partnership Agreement, dated December 11,
                   1996.

          99.5*    Irrevocable Trust Agreement MIL GRAT I(A), dated November 5,
                   2001.

          99.6** Notice of Director Nominations and Proposal of Business, dated September 25, 2003

----------------------------------------
 *Previously filed.
**Filed herewith.




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                                                                     Page 4 of 5



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: September 25, 2003

                                     By:    /s/ Lloyd I. Miller, III
                                            ----------------------------
                                            Lloyd I. Miller, III

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                                                                     Page 5 of 5

                                 EXHIBIT INDEX
                                 -------------


         Exhibit        Document
         -------        --------

          99.1* Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
                   Ohio).

          99.2*    Operating Agreement of Milfam LLC, dated December 10, 1996.

          99.3*    Milfam I, L.P. Partnership Agreement, dated December 11,
                   1996.

          99.4*    Milfam II, L.P. Partnership Agreement, dated December 11,
                   1996.

          99.5*    Irrevocable Trust Agreement MIL GRAT I(A), dated November 5,
                   2001.

          99.6** Notice of Director Nominations and Proposal of Business, dated as of September 25, 2003

----------------------------------------------
 *Previously filed.
**Filed herewith.